Announcement to the market Preliminary Approval for the Establishment of a National Bank in the United States ITAÚ UNIBANCO HOLDING S.A. ("Company") hereby informs its shareholders and the market that it has received conditional preliminary approval from the Office of the Comptroller of the Currency (“OCC”), the U.S. federal banking regulator, to establish a nationally chartered bank in the United States, to be named Itaú Bank, National Association ("Itaú Bank"). The approval represents a significant milestone in the establishment of Itaú Bank. However, it does not constitute final authorization for the commencement of its operations. The launch of Itaú Bank remains subject to the fulfillment of applicable regulatory and operational requirements, as well as the receipt of the necessary approvals from relevant authorities, including the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC). The Itaú Unibanco Conglomerate has maintained a presence in the United States since 1979, providing a broad range of financial products and services. The establishment of Itaú Bank is consistent with the Company's strategy to further strengthen its ability to serve clients in the United States by expanding its banking capabilities and enhancing its product and service offering in that market. The Company will continue to take the necessary steps to complete the regulatory approval process and will keep its shareholders and the market duly informed of any material developments. São Paulo - SP, August 17, 2026. Gustavo Lopes Rodrigues Investor Relations Officer